# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Power REIT, CIK 0001532619
CUSIP: 73933H101
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 301 WINDING ROAD, OLD BETHPAGE, New York (NY), 11804
Date of event which requires filing of this statement: 11/24/2025
Filed by CIK 0001042634
Persons authorized to receive notices and communications: Henry Posner III, 535 Smithfield Street, Suite 960, Pittsburgh, Pennsylvania (PA), 15222, 412-928-7700; Briar McNutt, Epstein Becker & Green, P.C., 875 Third Avenue, New York, New York (NY), 10022, 212-351-4500

## Reporting persons
- POSNER HENRY III (CIK 0001042634): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 171,000; shared voting power 0; sole dispositive power 171,000; shared dispositive power 0; aggregate amount beneficially owned 171,000 (5% of the class)
  Comment: Percentage is calculated based on 3,389,661 shares of Common Stock outstanding as of October 22, 2025, as disclosed by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2025, filed with the Securities and Exchange Commission on October 24, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Power REIT
Address of issuer's principal executive offices: 301 WINDING ROAD, OLD BETHPAGE, New York (NY), 11804

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Henry Posner III, an individual and citizen of the United States of America (the "Reporting Person").
Residence or business address: The business address of the Reporting Person is 535 Smithfield Street, Suite 960, Pittsburgh, Pennsylvania 15222.
Present principal occupation or employment: The principal occupation of the Reporting Person is Chairman of Railroad Development Corporation, with an address of 535 Smithfield Street, Suite 960, Pittsburgh, Pennsylvania 15222.
Criminal convictions in the last five years: During the past five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he has become or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to them.
Citizenship: USA

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The aggregate purchase price of the 171,000 shares of Common Stock reported on this Schedule 13D as beneficially owned by the Reporting Person is approximately $105,043.00, including brokerage commission. Such shares were acquired with the Reporting Person's personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person purchased the shares of Common Stock based on the Reporting Person's belief that the shares, when purchased, were undervalued and represented an attractive investment opportunity.

Except as otherwise disclosed in this Schedule 13D, the Reporting Person does not currently have any plan or proposal that would result in or relate to any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person intends to review his investment in the Issuer on a continuing basis. Depending on various factors, including without limitation the Issuer's financial condition and strategic direction, actions taken by its board of directors, the market price of the Common Stock, alternative investment opportunities, conditions in the securities markets, and general economic and industry developments, the Reporting Person may in the future take such actions with respect to his investment in the Issuer on terms and at such times as he deems appropriate. These actions may include, without limitation, acquiring additional shares of Common Stock, disposing of some or all of his holdings in Common Stock, engaging in discussions with the Issuer's management, board of directors, other shareholders, or third parties concerning the Issuer, and/or modifying his intentions with respect to any or all matters referred to in Item 4 of Schedule 13D.

The Reporting Person may also take steps to explore and prepare for various plans and actions, and propose transactions, before forming an intention to engage in such plans or actions or proceed with such transactions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person may be deemed to beneficially own 171,000 shares of the Issuer's Common Stock, representing 5.0% of the Issuer's outstanding Common Stock, which is calculated based on 3,389,661 shares of Common Stock outstanding as of October 22, 2025, as disclosed by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2025, filed with the Securities and Exchange Commission on October 24, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole voting and dispositive power of 171,000 shares of Common Stock. The Reporting Person does not share any voting or dispositive power with respect to his ownership of the Issuer's Common Stock.
Transactions in the class effected during the past sixty days: The transactions in the shares of the Issuer's Common Stock by the Reporting Person during the past 60 days are set forth in Exhibit 99.1 hereto and are incorporated herein by reference. All such transactions were effected in the open market.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Number Description
99.1 Transactions in the Issuer's Common Stock During the Past 60 Days
99.2 Power of Attorney by Henry Posner III for Executing Schedule 13D and Schedule 13G

## Signatures
- POSNER HENRY III: /s/ Briar McNutt, Briar McNutt By POA from Henry Posner III, Reporting Person (12/01/2025)